SNIPP INTERACTIVE INC.

SNIPP CONFIRMS MATTERS RELATING TO ANNUAL AND SPECIAL MEETING

OF SHAREHOLDERS

May 26, 2016

TSX Venture Exchange

Trading Symbol: SPN

WASHINGTON, DC - Snipp Interactive Inc. ("Snipp" or the "Company"), an international provider of marketing promotions, rebates and loyalty solutions listed on the OTCQX and the TSX Venture Exchange, is confirming to shareholders that the annual and special meeting (the “Meeting”) of shareholders of Snipp will be held at 1605 Connecticut Ave NW, 4th Floor, Washington, DC 20009, on Tuesday, the 31st day of May, 2016, at 10:00 am. (Eastern time).

A copy of the information circular dated April 27, 2016 (the "Circular"), the form of proxy, and the notice of meeting have been mailed to all shareholders as of the record date of April 26, 2016. A copy of these materials, as well as the audited financial statements of Snipp for the years ended December 31, 2015 and 2014 together with the report of the auditor thereon, are available on Snipp's SEDAR profile at www.sedar.com.

Snipp would like to correct a minor error in the Circular with respect to the approval of conditional grants. Under Item 6 on Page 8 of the Circular, the Company inadvertently included the incorrect “Expiry Date” for the 364,000 conditional options granted in the table set out under such Item 6, which “Expiry Date” should read February 11, 2021 and not February 11, 2016. Accordingly, the Company would like to replace the table in the Circular with the following:

Name of Insider	Number of Conditional Options Granted	Exercise Price (C$)	Date Issued	Expiry Date	Number of Common Shares Held(1)
Atul Sabharwal	82,000	0.38	Feb 11, 2016	Feb 11, 2021	6,734,181
Ritesh Bhavnani	82,000	0.38	Feb 11, 2016	Feb 11, 2021	6,884,682
Susan Doniz	200,000	0.38	Feb 11, 2016	Feb 11, 2021	Nil
Total	364,000				13,618,863
(1) As at the Record Date

The proposed resolution approving the conditional option grants on page 7 of the Circular will be amended to refer to conditional option grants referred to in the table in this news release.

The Company would also like to remind its shareholders of the importance of voting at the Meeting, whether in person or by proxy, given that resolutions approving matters other than annual matters will be voted on at the Meeting, including the conditional option grants and the reclassification of certain warrants.

About Snipp:

Snipp's incentive marketing technology platform enables brands and retailers to drive customer engagement and purchase. Our solutions include loyalty, rebates, promotions, rewards and data analytics. SnippCheck, Snipp's unique receipt processing engine is now the market leader for receipt-based purchase validation, having powered several hundred programs for leading Fortune 500 brands and world-class agencies and partners. 99% of all households in the United States have been exposed to our programs.

Snipp is headquartered in Bethesda, Maryland, with offices across the United States, Canada, Ireland, the Middle East and India. We are a publicly listed company and were selected to the TSX Venture 50® for 2015, a collection of the strongest companies on the TSX Venture Exchange. We have closed two acquisitions in the past year, the most recent being the acquisition of Hip Digital Media, Inc., a leading digital rewards platform in June 2015.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Todd Kehrli

MKR Group, Inc.

d: 323-205-4336

m: 310-625-4462

snipp@mkr-group.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Copyright Snipp Interactive Inc. All rights reserved. All other trademarks and trade names are the property of their respective owners.